March 30, 2007

VIA: EDGAR

Ms. Sara Kalin
Branch Chief - Legal
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

           RE:      Host America Corporation
                       Form S-1
                       Filed February 20, 2007
                       SEC File No. 333-140788

Ms. Kalin:

Thank you for your letter dated March 20, 2007 regarding the review of Host America Corporation’s Form S-1. We understand that your process is to assist us in compliance with applicable disclosure requirements and to aid us in enhancing the overall disclosure of this and future filings. Filed electronically on behalf of Host America Corporation (the “Registrant” or “Company”) are our responses to your written comments of March 20, 2007. This letter highlights our response to each comment and where changes will be included in our amended registration statement that we anticipate filing following the Staff’s review of our responses below and the completion of the Staff’s review of our 10-K for the year ended June 30, 2006, so that corresponding changes may be made in the amended registration statement.

Comment No. 1 - Prospectus Summary, page 1:

Pursuant to Item 503(a) of Regulation S-K, we will revise the “Prospectus Summary” and provide a more detailed explanation of the material terms of the Shelter Island Term Loan and the warrants issued in connection with the loan as follows below. We will include above the “Our Executive Offices” section, the following disclosure regarding the transaction.

Shelter Island Term Loan

On December 19, 2006, we entered into a Securities Purchase Agreement with Shelter Island Opportunity Fund, LLC, an accredited investor, for the issuance of a Secured Term Promissory Note for an original issue of $1,240,000, at discount of $240,000 with proceeds of $1,000,000. The final maturity date of the note is 365 days from December 19, 2006, on which date the entire indebtedness evidenced by the note, including, without limitation, the unpaid principal balance and unpaid interest accrued shall be due and payable. The note may be prepaid in whole or in part at any time without penalty, but in no event later than 365 days from the date of issuance.

In connection with the issuance of the note, we issued to Shelter Island a common stock purchase warrant for 372,000 shares of Host’s common stock exercisable for a five-year period at a conversion price of $372. We also granted Shelter Island a registration right for all of the common stock underlying the warrant, which initial registration statement, of which this prospectus is a part, is required to be filed with the SEC within 60 days of the closing of the transaction, and be declared effective within 90 days of the date of filing. Should we fail to file the registration statement within the 60-day period or have the registration statement declared effective by the SEC within the 90-day period, we shall pay Shelter Island in cash, as liquidated

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damages: (a) 1% of the original principal amount of the note for the first 30-day period; and (b) 1.5% for each additional 30-day period of the original principal amount of the note.

Shelter Island has the right to require us to repurchase the 372,000 warrant shares for $300,000. Shelter Island’s right to demand repurchase of the warrant shares commences one year after the closing of the note and continues for four years. However, such right expires if we repay the entire principal and accrued interest on the note before December 19, 2007. On or before December 19, 2007, we may require Shelter Island to sell two-thirds of the warrant shares at an exercise price of $200,000. The exercise right expires on the six month anniversary of closing of the note.

Our obligations under the note are guaranteed by Lindley Food Services, Inc., our wholly-owned subsidiary, pursuant to a Subsidiary Guaranty and a Term Note Security Agreement dated December 19, 2006. The agreements provide for the subsidiary’s full guarantee to pay the obligations underlying the note, as well as a grant to Shelter Island of a continuing security interest in all of the assets of Lindley. In addition, our obligations under the note are secured by a security interest in the accounts receivables of Lindley pursuant to the Term Note Security Agreement, as well as 300 shares of common stock and 300 shares of preferred stock of Lindley, pursuant to a Stock Pledge Agreement dated December 19, 2006.

Comment No. 2 - Shelter Island Term Loan, page 31:

The table below provides more extensive information regarding the transactions surrounding the Shelter Island Term Loan and the total possible payments relating to the warrants issued in connection with the loan as requested.

Payments made in connection with the Shelter Island Term Loan:
Face value of the Note:	1,240,000

Original Note proceeds escrow release		1,000,000
Fees for Seller legal services (1)		(28,139)
Finders fees to Ascendiant Securities (2)		(35,000)
Cash sales commission to NASD Broker/Dealer (3)		(69,800)
Expenses incurred from Shelter Island (4)		(892)
OID Interest due on 12/19/2007 (5)		(240,000)
Net proceeds from Note		626,169

Payments to be made in connection with the Shelter Island Term Loan:
Common Stock Purchase Warrant:

Net proceeds to the issuer for the Warrant (6)		0

Net proceeds to the issuer upon exercise (6)		372

Warrants issued as commission to NASD Broker/Dealer (3)		(97,800)
Fair value of warrant commission to NASD Broker/Dealer		(114,886)

First year total possible payments:
Selling shareholder Put Option right (6)		(300,000)
- or -
Issuer Call Right		(200,000)

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Shelter Island Term Loan Footnotes to Tabular Disclosure

1)
We paid $28,139 to Torys, LLP as payment for legal services rendered on behalf of Shelter Island, of which $15,000 was deposited upon signing the Term Sheet on November 2, 2006. This obligation was paid in full on December 19, 2006.

2)	We paid $35,000 in fees to Ascendiant Securities LLC, the advisor to Shelter Island in connection with the note transaction. This obligation was paid in full on December 19, 2006.
3)
We paid a sales commission of 6.98% to Source Capital Group. This obligation was paid in full on December 21, 2006. Additionally, Source Capital Group received 97,800 common stock purchase warrants exercisable at $1.75 per share for a period of five years valued at $114,886 under the Black Scholes method.

4)	The managing partner of Shelter Island incurred expenses of $892 that were paid out of the proceeds. This obligation was paid in full on December 19, 2006.
5)
Original issue discount interest of $240,000. The final maturity date of the note is 365 days from December 19, 2006 on which date the entire indebtedness evidenced by the note, including the unpaid principal balance and the $240,000 interest accrued, shall be due and payable.

6)
In connection with the issuance of the note, we issued to Shelter Island a common stock purchase warrant for 372,000 shares of Host’s common stock exercisable for a five-year period at a conversion price in the aggregate of $372. Shelter Island has the right to require us to repurchase the 372,000 warrant shares for $300,000. Shelter Island’s right to demand repurchase of the warrant shares commences one year after the closing of the note and continues for four years. However, such right expires if we repay the entire principal and accrued interest on the note before December 19, 2007. On or before December 19, 2007, we may require Shelter Island to sell two-thirds of the warrant shares at an exercise price of $200,000. The exercise right expires on the six month anniversary of the closing of the note.

Comment No. 3 - Shelter Island Term Loan, page 31:

The table below provides the total possible profit the selling shareholder could realize as a result of any conversion for the common shares underlying the warrants. The value to the selling shareholder of $669,228 is calculated by including the closing price of the common shares underlying the warrants at the Term Note agreement date compared to the fixed price of the conversion/exercise price on the date of the sale, multiplied by the amount of 372,000 common shares underlying the warrants. These warrants were not set at a floating rate.

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Total Possible Profit the Selling Shareholder Can Realize with Warrants:

Market price of our common stock on the date of the sale of the Warrants	1.80

Conversion price of the Warrants on the date of the sale - Fixed	0.001

Total possible shares to be received	372,000

Combined market price of the common stock on the date of sale	669,600

Combined conversion price of Warrants on the date of the sale - Fixed	372

Total Possible discount to the market	669,228

Comment No. 4 - Shelter Island Term Loan, page 31:

The table below provides the itemized transactions for the Shelter Island Term Loan and the total possible profit the selling shareholder could realize as a result of any conversion of the common shares underlying the warrants issued in connection with the note. As noted in Comment No. 2, we will receive as total net cash in the aggregate, $626,169, and the value to the selling shareholder of $669,228 is calculated by including the closing price of the common shares underlying the warrants at the Term Note agreement date compared to the fixed price of the conversion/exercise price on the date of the sale, multiplied by the amount of 372,000 common shares underlying the warrants.

Payments made in connection with the Shelter Island Term Loan:
Face value of the Note:	1,240,000

Original Note proceeds escrow release		1,000,000
Fees for Seller legal services		(28,139)
Finders fees to Ascendiant Securities		(35,000)
Expenses incurred from Shelter Island		(892)
Cash sales commission to NASD Broker/Dealer		(69,800)
OID Interest due on 12/19/2007		(240,000)

Net proceeds from Note		626,169

Total amount of all possible payments	300,000
% of the net proceeds from the Note		47.9%
Total possible discount to the market	669,228
% of the net proceeds from the Note		106.9%

Total amount of all possible payments and discount to the market	969,228	154.8%

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Market price of our common stock on the date of the sale of the Warrants	1.80

Conversion price of the Warrants on the date of the sale - Fixed	0.001

Total possible shares to be received	372,000

Combined market price of the common stock on the date of sale	669,600

Combined conversion price of Warrants on the date of the sale - Fixed	372

Total Possible discount to the market and total possible profit to selling shareholder	669,228

The total amount of all possible payments and the total possible discount to the market price of the shares underlying the warrants as a percentage of the total net proceeds to the holder of the term note is 47.9% and 106.9%, respectively. These amounts total 154.8% in the aggregate. These percentages, if averaged over the term of the note, would result in a 3.99% and 8.91% monthly amortization of possible payments and market price discount for a twelve month period. Please also be advised that the note is not convertible.

Comment No. 5 - Shelter Island Term Loan, page 31:

We fully intend to deliver and fulfill any and all outstanding obligations to Shelter Island underlying the term loan. We have a reasonable basis for believing that we will have the ability to fulfill all obligations to Shelter Island based on the progress of our energy management division, as well as the potential monetization of certain assets, where necessary.

Shelter Island, as the selling shareholder, has informed us by correspondence that they do not have a short position in our common stock.

Comment No. 6 - Shelter Island Term Loan, page 31:

The Company did not have a relationship with Shelter Island prior to entry into the Term Note, and it is our full intention to fulfill the current obligations under the Securities Purchase Agreement. We do not anticipate any continuing relationship with Shelter Island subsequent to the fulfillment of all obligations under the agreement.

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We have an investment banking relationship with Source Capital Group, an NASD licensed broker-dealer, who received a sales commission of $69,800 and 97,800 common stock purchase warrants. Source Capital Group is not affiliated with Shelter Island Opportunity Fund. We entered into an Engagement Agreement with Source Capital Group on August 23, 2006 pursuant to which they provide us with investment banking services.

Thank you for your assistance. If we can be of any assistance in connection with the Staff's review of our responses, please do not hesitate to contact the undersigned at your earliest convenience.

Very truly yours,

/s/ Michael C. Malota
Michael C. Malota
Chief Financial Officer

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